Exhibit 99.1

Baiya International Group Inc. Announces Partial Waiver of IPO Lock-Up Restriction for Certain Shareholders

Shenzhen, P.R. China, June 5, 2025 (GLOBE NEWSWIRE) -- Baiya International Group Inc. ("BIYA" or the "Company") (Nasdaq: BIYA), a human resource ("HR") technology company utilizing its cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions, today announced that Cathay Securities, Inc. and Revere Securities LLC, the underwriters of the Company's recent initial public offering of 2,500,000 shares of its ordinary shares, are partially waiving a lock-up restriction with respect to up to 2,950,000 shares of the Company's ordinary shares held by Datong International Group Ltd., Hesheng International Group Ltd., Hongfeng International Group Ltd., and Yilong International Group Ltd.

The partial waiver will take effect on June 5, 2025, and the shares may be sold on or after such date, subject to the terms of such waiver. The lock-up period will continue to apply with respect to all remaining shares subject to the lock-up agreements entered with the underwriters of the Company’s initial public offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Baiya International Group Inc. ("Baiya")

Baiya has evolved from a job matching service provider into a cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the Gongwuyuan Platform to supplement its offline job matching services and started to position itself as a SaaS-enabled HR technology company by introducing its Gongwuyuan Platform in the flexible employment marketplace. Baiya has been and will continue to strategically develop and improve the Gongwuyuan Platform with product features that work together with its traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are "forward-looking statements" as defined under the federal securities laws, including, but not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements can be identified by terms such as "believe", "plan", "expect", "intend", "should", "seek", "estimate", "will", "aim" and "anticipate", or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the United States Securities and Exchange Commission ("SEC").

For further information, please contact:

Baiya International Group Inc.

Investor Relations Department

Phone: +86 0769-88785888

Email: info@biyainc.com

Investor Relations Inquiries:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com